 Exhibit 99.1

First Mining Receives Federal Approval for the Springpole Gold Project Environmental Assessment

VANCOUVER, BC, June 30, 2026 /CNW/ - First Mining Gold Corp. ("First Mining" or the "Company") (TSX: FF) (OTCQX: FFMGF) (FRANKFURT: FMG) is pleased to announce that the Springpole Gold Project (the "Project" or the "Springpole Project") has received its Federal Environmental Assessment ("EA") approval. The Honourable Julie Aviva Dabrusin, Federal Minister of the Environment, Climate Change and Nature, announced, on behalf of Canada, that the Company's Springpole Project may proceed (the "Decision Statement"). The Springpole Project is one of Canada's largest undeveloped gold resources and located approximately 110 kilometres northeast of Red Lake, Ontario.

"This is a monumental day for First Mining, the local Indigenous communities and municipalities who are positioned to benefit economically and socially from the Project, First Mining shareholders and all of Northwestern Ontario," stated Dan Wilton, CEO of First Mining. "The Springpole Project approval by the federal government validates that this Project will be the biggest economic driver of Northwest Ontario in a generation, providing significant economic opportunity to the surrounding communities. The Project will generate billions of dollars in government revenue, deliver hundreds of jobs and careers in the local region, provide significant contracting opportunities for regional and Indigenous businesses, support regional infrastructure and services, and add billions of dollars to the gross domestic product at a critical time for the Ontario and Canadian economy. We would like to thank the Indigenous communities we work with, local municipalities and other stakeholders, our in-house team and external advisors for their significant contributions to the Environmental Assessment process."

The Decision Statement follows a thorough federal environmental assessment process carried out since 2018, with input from Indigenous communities, the public, federal government departments, and agencies including Environment and Climate Change Canada, Fisheries and Oceans Canada, Natural Resources Canada, and Transport Canada.

First Mining continues to work on advancing post-EA phase engineering designs and optimizations for the Project towards construction readiness. The federal Decision Statement includes conditions of approval based on, and consistent with, the environmental mitigation commitments and management actions proposed by First Mining within the federal EA process covering areas including engineering designs, aquatic and terrestrial protections, monitoring, adaptive management and consultation. The Company will continue to ensure compliance with all of the conditions needed to advance the construction and operations in a timely manner.

About First Mining Gold Corp.

First Mining is a gold developer advancing two of the largest gold projects in Canada, the Springpole Gold Project in northwestern Ontario, a PFS-stage project where the federal Environmental Assessment for the Springpole Project was approved in June 2026, and the Duparquet Gold Project in Quebec, a PEA-stage development project located on the Destor-Porcupine Fault Zone in the prolific Abitibi region. First Mining also owns a 20% project interest in the Pickle Crow Gold Project and large equity interest in Seva Mining Corp.

First Mining was established in 2015 by Mr. Keith Neumeyer, founder and CEO of First Majestic Silver Corp.

ON BEHALF OF FIRST MINING GOLD CORP.

Daniel W. Wilton
Chief Executive Officer and Director

Cautionary Note Regarding Forward-Looking Statements

This news release includes certain "forward-looking information" and "forward-looking statements" (collectively "forward-looking statements") within the meaning of applicable Canadian and United States securities legislation including the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are made as of the date of this news release. Forward-looking statements are frequently, but not always, identified by words such as "expects", "anticipates", "believes", "plans", "projects", "intends", "estimates", "envisages", "potential", "possible", "strategy", "goals", "opportunities", "objectives", or variations thereof or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions.

Forward-looking statements in this news release relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future events and include, but are not limited to, the Company's plans with respect to advancing the Springpole Project including post-EA work, the Duparquet Project and the Pickle Crow Project. All forward-looking statements are based on First Mining's or its consultants' current beliefs as well as various assumptions made by them and information currently available to them. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made and are based upon a number of assumptions and estimates that, while considered reasonable by the respective parties, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Such factors include, without limitation the Company's business, operations and financial condition potentially being materially adversely affected by the outbreak of epidemics, pandemics or other health crises, and by reactions by government and private actors to such outbreaks; risks to employee health and safety as a result of the outbreak of epidemics, pandemics or other health crises, that may result in a slowdown or temporary suspension of operations at some or all of the Company's mineral properties as well as its head office; fluctuations in the spot and forward price of gold, silver, base metals or certain other commodities; fluctuations in the currency markets (such as the Canadian dollar versus the U.S. dollar); changes in national and local government, legislation, taxation, controls, regulations and political or economic developments; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins and flooding); the presence of laws and regulations that may impose restrictions on mining; employee relations; relationships with and claims by local communities, indigenous populations and other stakeholders; availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development; title to properties.; and the additional risks described in the Company's Annual Information Form for the year ended December 31, 2025 filed with the Canadian securities regulatory authorities under the Company's SEDAR+ profile at www.sedarplus.ca, and in the Company's Annual Report on Form 40-F filed with the SEC on EDGAR.

First Mining cautions that the foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to First Mining, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. First Mining does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by the Company or on our behalf, except as required by law.

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SOURCE First Mining Gold Corp.

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%CIK: 0001641229

For further information: For further information, please contact: Toll Free: 1 844 306 8827, Email: info@firstmininggold.com; Paul Morris, Director, Investor Relations, Email: paul@firstmininggold.com

CO: First Mining Gold Corp.

CNW 17:05e 30-JUN-26